SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO INVEST IN A MALTA AOC
THROUGH PURCHASE OF MALTA AIR

Ryanair Holdings, Europe's largest airline group, today (11th June) announced it has agreed to purchase Malta Air, a Maltese start up airline, into which Ryanair will move and grow its Malta based fleet of 6 B737 aircraft.

This investment in Malta Air will allow Ryanair to grow its already sizable presence in Malta (3m customers p.a.), and access non-EU markets (North Africa) from Malta. Completion is planned for the end of June, following which Ryanair Holdings will;

●      Switch 6 Malta based aircraft (worth over $600m) onto the Maltese register
●      200 Malta based crew move onto local contracts paying local Maltese taxes
●      Increase its Malta based fleet to 10 aircraft within three years and create over 350 jobs
●      Brand its Malta based fleet in Malta Air colours (see attached) for Summer 2020
●      Move Ryanair based aircraft from France, Italy and Germany onto the Malta AOC which will allow these crews to pay their income taxes locally in France, Italy and Germany instead of Ireland where they are currently required to pay income taxes under Ryanair's Irish AOC.

Speaking in Malta today, Ryanair CEO, Michael O'Leary said:

"Ryanair is pleased to welcome Malta Air to the Ryanair Group of airlines which now includes Buzz (Poland), Lauda (Austria), Malta Air, and Ryanair (Ireland).

Malta Air will proudly fly the Maltese name and flag to over 60 destinations across Europe and North Africa as we look to grow our Maltese based fleet, routes, traffic and jobs over the next three years.

Ryanair's continued partnership with the Malta Tourism Authority will help drive forward the vision of Prime Minister Muscat and Minister Mizzi to grow year round connections to all corners of Europe which will support increased tourism, business and jobs in Malta.

Ryanair appreciates the expertise of the Maltese Civil Aviation Directorate (CAD) in licencing Malta Air to operate the B737 aircraft and we look forward to working closely with the Maltese authorities over the coming years as we hope to add over 50 more aircraft to the Maltese register."

Malta Minister for Tourism, Konrad Mizzi, said:

"The relationship between Ryanair and Malta has evolved into a successful collaboration. We welcome Ryanair's commitment to operate and grow a fully fledged Malta-based airline which will contribute in a large way to the country's development."

ENDS

For further information
please contact:                                        Alejandra Ruiz                         Chiara Ravara
                                                                 Ryanair DAC                            Ryanair DAC
                     Tel: +353-1-9451949              Tel: +353-1-9451792
                     press@ryanair.com                ravarac@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 June, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary